July 26, 2006

By facsimile to (202) 772-9208 and courier

Donald A. Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P.
Form 10-K filed February 24, 2006
File No. 001-09818

Dear Mr. Walker:

We are responding to your comment letter dated July 20, 2006 concerning the Form 10-K filed February 24, 2006 by AllianceBernstein Holding L.P. (“Holding”), which includes the consolidated financial statements of AllianceBernstein L.P. (“AllianceBernstein”). The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees. Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

United States Securities and Exchange Commission
Donald A. Walker
Page of 2 of 3

Form 10-K for the period ended December 31, 2005
Financial Statements of AllianceBernstein L.P. and Subsidiaries

1.	We refer to your response to Comment 1. Please discuss in MD&A in your next Form 10-Q for the period ended June 30, 2006 the following:

•	how management gathers and analyzes its costs for decision making consistent with the recurring expenses recorded in the income statement;

•	how the expense classifications recorded in the income statement directly support the revenue streams reported as recurring revenues of core operations; and

•
why the Company considers the single-step income statement provides more useful information to investors that a multiple-step presentation under Rule 5-03 of Regulation S-X that includes separate disclosure of cost of services and non operating revenue and expenses.

Response:

We will discuss these items in MD&A of AllianceBernstein in our Form 10-Q for the period ended June 30, 2006.

2.
We refer to your response to comment 2 and to the analysis of “Other revenues, net” and “Other expenses” in Attachment 1. In your next Form 10-Q for the period ended June 30, 2006 please revise the statement of income to reclassify gains on dispositions as non-operating income considering the assets generating these cash flows are no longer in control of the Company’s and are not part of its future revenue generating core operations.

Response:

We will revise the condensed consolidated statements of income of AllianceBernstein to reclassify gains on dispositions, including contingent purchase price payments earned, as non-operating income in our Form 10-Q for the period ended June 30, 2006.

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United States Securities and Exchange Commission
Donald A. Walker

If you have any questions, please do not hesitate to contact me at (212) 969-2384.

Sincerely,

/s/ Robert H. Joseph, Jr.
Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.